Exhibit 99.2 Results from Ongoing SANRECO Phase 1 Study of Divesiran in Polycythemia Vera June 27, 2024

Forward-Looking Statements Statements contained in this presentation regarding matters that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Words such as anticipates, believes, expects, intends, “plans,” “potential,” projects,” “would” and future or similar expressions are intended to identify forward-looking statements. Each of these forward-looking statements involves substantial risks and uncertainties that could cause actual results to differ significantly from those expressed or implied by such forward-looking statements. Forward-looking statements contained in this presentation include, but are not limited to, statements regarding the Company’s clinical development activities and timelines for divesiran including the expected timing of program updates and data disclosures from the SANRECO trial; the future occurrence of other clinical and clinical activities including proposed clinical trial enrollment and the Company’s plans and timing to advance divesiran into Phase 2; expected clinical benefits of divesiran and the potential to produce clinically meaningful outcomes in PV patients; and the Company’s plans to submit additional data from the SANRECO trial for publication at a future conference; and our our ability to identify and develop additional product candidates using our mRNAiGOLD™Platform. These forward-looking statements reflect our current beliefs and expectations. Many factors may cause differences between current expectations and actual results, including preliminary or topline results are based on a preliminary analysis of key efficacy and safety data; unexpected safety or efficacy data observed during preclinical or clinical studies; clinical site activation rates or clinical trial enrollment rates that are lower than expected; changes in expected or existing competition; changes in the regulatory environment; and unexpected litigation or other disputes. These and other risks are described more fully in our filings with the Securities and Exchange Commission (“SEC”), including the “Risk Factors” section of our Annual Report on Form 20-F filed with the SEC on March 13, 2024, and other documents we subsequently filed with or furnished to the SEC. All forward-looking statements contained in this presentation speak only as of the date on which they were made. Except as required by law, we assume no obligation to update any forward-looking statements contained herein to reflect any change in expectations, even as new information becomes available. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Neither we nor any other person makes any representation as to the accuracy or completeness of such data or undertakes any obligation to update such data after the date of this presentation. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk. Solely for convenience, the trademarks and trade names in this presentation may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto. 2 2

Divesiran Has the Potential to Be First siRNA for PV • To-date, divesiran has eliminated the need for phlebotomy in all well- controlled patients after infrequent dosing • To-date, divesiran has been well tolerated with no serious safety issues • Divesiran represents second wholly owned program demonstrating positive clinical results from our mRNAi GOLD™ platform • Positive data from ongoing SANRECO phase 1 trial support advancing to phase 2 by year-end • Divesiran has FDA Fast Track and Orphan Drug designations 3 3

SANRECO Phase 1 Study of Divesiran in Patients with Polycythemia Vera 4

5 Polycythemia Vera (PV): A Rare Blood Cancer with Significant Unmet Needs • Myeloproliferative neoplasm characterized by the excessive production of red blood cells (RBCs) Treatment goal is o Elevated hematocrit (Hct) is a hallmark of the disease, indicating overproduction of RBCs to control HCT <45% to reduce • Serious, chronic disease associated with increased thrombotic CV and major 1-3 and cardiovascular risks thrombotic events 4 • Rare disease with ~150,000 in the US and ~3.5m worldwide • Current standard of care approaches are inadequate for HCT 5 control • Most PV patients are iron deficient at diagnosis - repeated phlebotomy exacerbates this 1. NORD Rare Disease Database, Polycythemia Vera. https://rarediseases.org/rare-diseases/polycythemia-vera/ 2. Spivak JL. Ann Hematol 2018; 19(2):1-14. 3. Marchioli R, et al. N Engl J Med 2013; 368:22-33 4.Using 5 5 44/100,000 global population: 7,800m, Kattamis, A. et al. Eur J Haematol (2020); 5. Verstovsek S,, et al. Real-world treatments and thrombotic events in polycythemia vera patients in the USA. Ann Hematol. 2023 Mar;102(3):571- 581 doi: 10 1007/s00277 023 05089 6 Epub 2023 Jan 13 PMID: 36637474; PMCID: PMC9977710

Our mRNAi GOLD™ Platform Considers All Elements of siRNA and Ligand Design (delivery tool) Linker GalNAc Ligand siRNA molecule • siRNA matched to target gene • Silence has developed • GalNAc ligand delivers proprietary linkers, enabling molecule to specific liver • Silence has developed chemical the attachment of targeting tissues/cells modification patterns that enhance ligands to the siRNA molecule stability and improve activity • Highly targeted to liver Continuous Fine-Tuning to Further Improve Performance 6 6

Divesiran Rationale for targeting TMPRSS6



HJV
BMP
BMPR
TMPRSS6
P
P
SMAD
Hepcidin induction
HAMP
DNA
Hepatocytes
Macrophages
Ferroportin
Fe
Iron recycling
Hepcidin
Iron absorption
Fe
Ferroportin
Enterocytes

- > **TMPRSS6** is a negative regulator of the BMP/SMAD signaling pathway; activation of the pathway induces hepcidin expression
- > **Hepcidin** reduces uptake of dietary iron and the release of iron from storage cells
- > **Hepcidin** levels may be normal in patients with Polycythemia Vera
- > **Therapeutic hypothesis:** inhibition of TMPRSS6 expression in the liver will raise hepcidin and reduce iron delivery to the bone marrow. Iron restriction reduces erythropoiesis resulting in lower Red Blood Cell (RBC) production.
- > **GalNAc siRNA approach** for gene silencing in the liver



siRNA
GalNAc
Gene Silencing
Hepatocyte Targeting

7

SANRECO: Phase 1 Trial Design Key inclusion criteria: • PV diagnosis • At least 3 phlebotomies in the last 6 months or 5 in the last year prior to screening • Stable dose of cytoreductive agents allowed Dosing schedule and follow-up: • Subcutaneous injections on days 1, 43, 85 and 127 • Follow up for 112 days post last injection (16 weeks) • Total duration of study 239 days (34 weeks) 8 8

SANRECO: Phase 1 Current Status (21 enrolled) as of 27 June 2024 Enrollment Status Cohort 1 - 3mg/kg • 6 patients enrolled; 4 completed study Cohort 2 - 6mg/kg • 8 patients enrolled; 5 completed study Cohort 3 - 9 mg/kg • 7 patients enrolled; 4 completed Day 127 SANRECO will stop enrolling new patients at the end of June Safety • 3 Safety Review Committees successfully conducted • To date, divesiran has been well tolerated with no major safety issues 9 9

SANRECO: Patient Baseline Characteristics Data cutoff 29 March 2024 (16 patients) Patient Cohort Age Sex Race Aspirin (mg) HydroxyUrea Hct baseline (%) 14011001 1 52 Female Caucasian 100 None 39 1000QD M-F 14071001 1 62 Male Caucasian 100 43 1500QD Sat-Sun 500QD 14071002 1 51 Female Caucasian 100 44 500 3x week 10071001 1 63 Male Asian 100 1000BID 56 10051001 2 55 Female Asian 100 500QD 46 10031001 2 62 Male Asian 75 500QD 48 10031002 2 35 Male Asian None None 56 14031001 2 36 Female Caucasian 100 None 39 10051002 2 32 Female Asian 100 None 45 500QD/M-Thr 10031003 2 68 Male Asian 75 48 1000QD/Fr-Sun 10051003 2 59 Male Asian 100 1000QD 49 10061002 2 69 Male Asian 100 1000QD 53 No historic 15021003 3 63 Male Caucasian 100 500BID 50 thrombotic events 14021005 3 40 Male Caucasian 100 500QD 40 14111001 3 58 Male Caucasian 100 None 43 recorded prior to 15021005 3 71 Male Caucasian 100 500BID 44 start of the study. 10 10

Treatment with Divesiran Substantially Reduced Phlebotomy Requirements in PV Patients Phlebotomy History 6 mos prior Screening EoS 239

Divesiran Elevated Hepcidin in PV Patients, Demonstrating Robust Target Engagement 16 Cohort 1 (n = 4) 14 Cohort 2 (n = 8) 12 Dosing 10 8 6 4 2 0 10 20 30 40 50 60 70 80 90 100 110 120 130 -2 Days Note: error bars represent +/- 1 SD 12 12 Hepcidin (nM)

Divesiran Treated PV Patients in Both Cohorts Achieved Target Hematocrit Levels of 45% or Below 55 Cohort 1 (n = 4) Cohort 2 (n = 8) 50 Dosing 45 40 35 0 10 20 30 40 50 60 70 80 90 100 110 120 130 Days Note: error bars represent +/- 1 SD 13 13 Haematocrit (%)

Hematocrit Change from Baseline Suggests a Potential Dose Response 6 Cohort 1 (n = 4) 4 Cohort 2 (n = 8) 2 Dosing 0 -2 -4 -6 -8 0 10 20 30 40 50 60 70 80 90 100 110 120 130 Days Note: error bars represent +/- 1 SD 14 14 Change from baseline

Divesiran Controls Hematocrit Regardless of Baseline Level 55 Hct > 45% at baseline (n = 8) Hct ≤ 45% at baseline (n = 8) 50 Dosing 45 40 35 0 10 20 30 40 50 60 70 80 90 100 110 120 130 Days Note: error bars represent +/- 1 SD 15 15 Haematocrit (%)

Divesiran Increases Ferritin Levels Representing Improvement in Iron Deficient Status 140 Cohort 1 (n = 4) 120 Cohort 2 (n = 8) 100 Dosing 80 60 40 20 0 0 10 20 30 40 50 60 70 80 90 100 110 120 130 -20 Days Note: error bars represent +/- 1 SD 16 16 Ferritin (μg/L)

Divesiran is Associated with Limited Increases in Platelets 1200 Cohort 1 (n = 4) 1000 Cohort 2 (n = 8) 800 Dosing 600 400 200 0 0 10 20 30 40 50 60 70 80 90 100 110 120 130 Days Note: error bars represent +/- 1 SD 17 17 Platelets (g/L)

Divesiran Effect on Platelets Does Not Appear to be Dose Dependent 600 Cohort 1 500 Cohort 2 400 Dosing 300 200 100 0 -100 -200 0 10 20 30 40 50 60 70 80 90 100 110 120 130 Days Note: error bars represent +/- 1 SD 18 18 Change from baseline

SANRECO: Summary of Efficacy and Safety Efficacy • All divesiran treated patients who were well controlled at baseline remained so without the need for phlebotomy • All patient groups, regardless of baseline hematocrit, demonstrated reduction and control of hematocrit • Divesiran was associated with elevation of hepcidin, irrespective of iron status, demonstrating robust target engagement • Divesiran was associated with elevation of ferritin, a key indicator of systemic iron content, representing improvement in iron deficient status • Though the study is ongoing and rates can not yet be calculated, only 2 phlebotomies were recorded during divesiran treatment in contrast to a total of 59 phlebotomies reported during the 6 months prior to study entry Safety • No drug related SAEs • No withdrawals due to diverisan related AEs • Mild injection site reactions (ISRs) have been reported, all grade one and fully resolved 19 19

Silencing diseases through precision engineered medicines created with proprietary siRNA technology

Q&A Session SANRECO Phase 1 Results 21

Silencing diseases through Thank you! precision engineered medicines created with proprietary siRNA technology 22